February 27, 2015

VIA EDGAR AS CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: William H. Thompson, Accounting Branch Chief

Adam Phippen, Staff Accountant

Re: Corning Natural Gas Holding Corporation

Annual Report on Form 10-K for fiscal year ended September 30, 2014

Filed December 23, 2014

File No. 333-190348 [Securities Exchange Act of 1934 File No. 000-00643]

Ladies and Gentlemen:

This letter sets forth the response of Corning Natural Gas Holding Corporation (the “Company”) to your letter, dated February 23, 2015, containing supplemental comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for its fiscal year ended September 30, 2014 (“2014 Form 10-K”). For your convenience, the comments from the Staff are reproduced below before the Company’s answers.

Consolidated Financial Statements, page 29

Consolidated Statements of Income and Comprehensive Income, page 32

1.	We reviewed your response to comment 2. In future filings, please present each component that makes up comprehensive income as well as gross reclassification adjustments. Refer to ASC 220-10-45-1A.b., 220-10-45-10A and 220-10-45-17. Please also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12.

Company Response: We have reviewed the paragraphs of ASC 220-10-45 that you have referenced and will ensure that all required presentation matters will be addressed in future filings.

(6) Long-term Debt, page 43

2.	We reviewed your response to comment 7. Please tell us if the modification resulted in the application of extinguishment accounting and explain your basis for this determination referencing applicable GAAP. Please also tell us the amounts of any gains or losses recognized and how such amounts were determined referencing applicable GAAP. Finally, tell us whether any fees were paid between you and the creditor and/or to third parties and if so, tell us these amounts and how they were accounted for referencing applicable GAAP.

Company Response: We have determined that the modification did not result in extinguishment accounting. In accordance with ASC 470-50-6, “An exchange of debt instruments with substantially different terms is a debt extinguishment and shall be accounted for in accordance with paragraph 405-20-40-1. A debtor could achieve the same economic effect as an exchange of a debt instrument by making a substantial modification of terms of an existing debt instrument. Accordingly, a substantial modification of terms shall be accounted for like an extinguishment.” In accordance with ASC 470-50-40-10 “an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different.” Certain exceptions were noted in the guidance that did not apply.

We have determined that the present value of the cash flows under the terms of the new debt instrument were less than 10% different from the present value of the remaining cash flows under the terms of the original instrument. Accordingly, it was determined that extinguishment accounting did not apply and there was no gain or loss recorded.

In accordance with ASC 470-50-40-17, fees paid by the creditor to the debtor “shall be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method.” There were approximately $157,000 of fees paid to the creditor in connection with the modification and approximately $138,000 of unamortized fees related to the old debt. The aggregate of these amounts are being amortized over the term of the new debt. Fees paid by the debtor to third parties amounted to approximately $6,000. This amount was not considered material to the financial statements.

The Company has reviewed the disclosures in the 2014 Form 10-K and this letter with the persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (607) 936-3755 ext. 239 or mgerman@corninggas.com or the Chief Financial Officer of the Company, Firouzeh Sarhangi 607) 936-3755 ext. 266 or fsarhangi@corninggas.com if you have questions regarding our responses or any other questions.

Sincerely,

/s/Michael I. German

Michael I. German

President and Chief Executive Officer

cc: Firouzeh Sarhangi

Chief Financial Officer